Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation Plc:
Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation Plc (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.
Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.
The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At December 31, 2016 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
The consolidated financial statements have been audited by the Group’s independent auditor, KPMG Inc., in accordance with Canadian generally accepted auditing standards. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.
The consolidated financial statements for the year ended December 31, 2016 were approved by the Board of Directors and signed on its behalf on March 20, 2017.
(Signed) S. R. Curtis	(Signed) M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc
INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation Plc
We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation Plc, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation Plc as at December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Chartered Accountants

85 Empire road
Parktown
Johannesburg
South Africa
March 20, 2017

Caledonia Mining Corporation Plc
Consolidated statements of profit or loss and other comprehensive income
(In thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Notes	2016	2015

Revenue		61,992	48,977
Less: Royalties		(2,923)	(2,455)
Production costs	8	(32,086)	(30,019)
Depreciation	13	(3,491)	(3,322)
Gross profit		23,492	13,181
Other income	9.1	1,330	110
Other expenses		(55)	-
Administrative expenses	10	(7,263)	(7,622)
Share-based payment expenses	21	(788)	(24)
Sale of Blanket Mine treasury bills	9.2	3,202	-
Net foreign exchange (loss)/gain		(505)	2,850
Loss on settlement of hedge	25	(435)	-
Finance income	11	16	1
Finance cost	11	(192)	(536)
Profit before tax		18,802	7,960
Tax expense	12	(7,717)	(2,370)
Profit for the year		11,085	5,590
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		262	(3,291)
Tax on other comprehensive income	12	-	199
Total comprehensive income for the year		11,347	2,498

Profit attributable to:
Owners of the Company		8,526	4,779
Non-controlling interests		2,559	811
Profit for the year		11,085	5,590
Total comprehensive income attributable to:
Owners of the Company		8,788	1,687
Non-controlling interests		2,559	811
Total comprehensive income for the year		11,347	2,498

Earnings per share
Basic earnings - per share ($)	19	0.16	0.09
Diluted earnings - per share ($)	19	0.16	0.09

The accompanying notes on page 7 to 57 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Consolidated statements of financial position
(In thousands of United States Dollars, unless indicated otherwise)

As at 31December	Notes	2016	2015
Assets
Property, plant and equipment	13	64,873	49,218
Deferred tax asset	12	44	58
Total non-current assets		64,917	49,276

Inventories	14	7,222	6,091
Prepayments		810	667
Trade and other receivables	15	3,425	3,839
Income tax receivable	12	-	397
Cash and cash equivalents	16	14,335	12,568
Total current assets		25,792	23,562
Total assets		90,709	72,838

Equity and liabilities
Share capital	17	55,002	54,569
Reserves	18	142,374	141,942
Retained loss		(141,767)	(147,654)
Equity attributable to shareholders		55,609	48,857
Non-controlling interests	31	3,708	1,504
Total equity		59,317	50,361

Liabilities
Provisions	20	3,456	2,762
Deferred tax liability	12	15,909	11,318
Long-term portion of term loan facility	22	1,577	-
Cash settled share-based payments	21.2	618	-
Total non-current liabilities		21,560	14,080

Short-term portion of term loan facility	22	1,410	-
Trade and other payables	23	8,077	6,656
Income tax payable	12	345	53
Bank overdraft	16	-	1,688
Total current liabilities		9,832	8,397
Total liabilities		31,392	22,477
Total equity and liabilities		90,709	72,838

The accompanying notes on page 7 to 57 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc
Consolidated statements of changes in equity
(In thousands of United States Dollars, unless indicated otherwise)
	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January 1, 2015	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Equity settled share-based payment transactions	-	-	-	24	-	24	-	24
Dividends paid	-	-	-	-	(2,504)	(2,504)	-	(2,504)
Total comprehensive income:		-
Profit for the year	-	-	-	-	4,779	4,779	811	5,590
Other comprehensive income for the year	-	(3,291)	-	-	199	(3,092)	-	(3,092)
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity settled share-based payment transactions	-	-	-	170	-	170	-	170
Shares issued – Option exercises (note 21.1)	433	-	-	-	-	433	-	433
Dividends paid	-	-	-	-	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year	-	-	-	-	8,526	8,526	2,559	11,085
Other comprehensive income for the year	-	262	-	-	-	262	-	262
Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Notes	17	18	18	21.1			31

The accompanying notes on page 7 to 57 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Consolidated Statements of cash flows

For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)

	Note	2016	2015

Cash flows from operating activities	24	25,671	8,823
Interest received		16	1
Interest paid		(210)	(493)
Tax paid	12	(2,466)	(1,462)
Net cash from operating activities		23,011	6,869

Cash flows from investing activities
Acquisition of property, plant and equipment		(19,885)	(16,567)
Proceeds from sale of property, plant and equipment		3	-
Net cash used in investing activities		(19,882)	(16,567)

Cash flows from financing activities
Dividends paid		(2,994)	(2,504)
Proceeds from term loan facility		3,000	-
Term loan – Transaction cost		(73)	-
Proceeds from issue of share capital		433	-
Net cash from/(used in) financing activities		366	(2,504)

Net increase/(decrease) in cash and cash equivalents		3,495	(12,202)
Effect of exchange rate fluctuation on cash held		(40)	-
Cash and cash equivalents at beginning of year		10,880	23,082
Net cash and cash equivalents at year end	16	14,335	10,880

The accompanying notes on page 7 to 57 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

1 Reporting entity
Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Group as at and for the years ended December 31, 2016 and December 31, 2015 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.
2 Basis for preparation
(i) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board of Directors on March 20, 2017.
(ii) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for:
•	equity settled share-based payment arrangements measured at fair value on grant date;
•	cash settled share-based payment arrangement measured at fair value on the grant and re-measurement dates; and
•	derivative financial instruments measured at fair value.
(iii) Functional currency
These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

(iv) Comparatives
Where necessary comparative periods may be adjusted to conform to changes in presentation. The Group has reclassified Exploration and Evaluation assets as a separate class of Property, plant and equipment in order to enhance disclosure. The January 1, 2015 carrying value of Mineral properties depreciated decreased by $ 1,951 and was renamed Mine development, infrastructure and other. The January 1, 2015 carrying value of Mineral properties not depreciated, increased by 1,951 and was renamed Exploration and Evaluation assets. The reclassifications had no impact on the statements of financial position.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

3 Use of estimates and judgements
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.
(a)	Judgements, assumptions and estimation uncertainties

i)	Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves and resources, which can be recovered in the future from known mineral deposits. The method of calculating depreciation changed during the current financial year, refer to par 4(e)(iv) for more detail. Confidence in the existence, commercial viability and economical recovery of such reserves and resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the Group’s mine. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access the resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans. Other items of property, plant and equipment are depreciated as described in note 4(iv) Useful lives.

(ii) Mineral reserves and resources
Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations. Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:
•	Asset carrying values may be affected due to changes in the estimated cash flows;
•	Depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	Decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

3	Use of estimates and judgements - (continued)

iii)	Blanket mine’s indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5.
iv)	Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and a further internal assessment for additional areas of disturbance in 2016. The restorations provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 20).
v)	Exploration and evaluation (“E&E”) assets
The Group also makes estimates and assumptions regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets are dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
vi)	Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilized or sufficient estimated taxable income against which the losses can be utilized.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

3	Use of estimates and judgements - (continued)

vii)	Share-based payment transactions
Equity settled share-based payment arrangements
The Group measures the cost of equity settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 5 and 21.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 21.1.
Option pricing models require the input of assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share options.
Cash settled share-based payment arrangements
The fair value of the amount payable to employees in respect of share-based awards, which will be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss.
Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash settled share-based payment transactions are disclosed in note 21.2.
viii)	Impairment
At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in note 13.
ix)	Measurement of fair values
Some of the Group’s accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

Use of estimates and judgements - (continued)
ix)	Measurement of fair values - (continued)
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (i.e. as price) or indirectly (i.e. derives from prices).
•	Level 3: inputs for the assets or liabilities that are not based for identical assets or observable market data (unobservable inputs).

4 Significant accounting policies
Except as stated in note 4(r), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.
 (a) Basis of consolidation
i)	Subsidiaries and structured entities
Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
ii)	Loss of control
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
iii)	Non-controlling interests
NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)

iv)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
(b)	Foreign currency

i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiaries that use the South African Rand (“ZAR”) as their functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:
•	Assets and liabilities are translated using the exchange rate at period end; and
•	Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in OCI.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)
(c)	Financial instruments
i)	Non-derivative financial assets
The Group initially recognises loans and receivables on the date that which they originate. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.
The Group has the following non-derivative financial assets: trade and other receivables as well as cash and cash equivalents.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)
ii)	Non-derivative financial liabilities
Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.
Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.
Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.
iii)	Derivative financial instruments
During the year the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.
iv)	Offsetting
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
(d)    Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognised as a deduction from equity, net of any tax effects.
(e)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)
ii)	Exploration and evaluation assets
Exploration costs are expensed as incurred, unless there is a high degree of confidence in the project's viability, it is possible that the project will return future economic benefits and the legal right to explore a property is acquired, in these circumstances the costs will be capitalised. These exploration and evaluation cost capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.
Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.
iii)	Subsequent costs
The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.
iv)	Depreciation
Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mine development, infrastructure and other assets, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of mine development, infrastructure and other assets are provided for on the unit-of-production basis using estimated reserves and resources. Land is not depreciated.
The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
iv) Depreciation
These factors include:
•	Changes in mineral reserves and resources;
•	Differences between actual commodity prices ad commodity price assumptions;
•	Unforeseen operational issues at mine sites; and
•	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Change in depreciation method
Previously in mining areas to which the full extent of the orebodies were not determinable because ore bearing structures are open at depth or open laterally, the straight line method of depreciation was applied over the estimated life of the mine for mine development, infrastructure and other assets. Due to an increase in focus on deep drilling which is expected to result in regular updates to the reserve and resources statements of Blanket Mine, it was determined that these items of property, plant and equipment will be depreciated on the units-of-production method from July 1, 2016. The change in estimation resulted in a decrease of $138 in the depreciation charge for period July 1, 2016 to December 31, 2016. This change in depreciation method has been accounted for prospectively as a change in estimate in accordance with IFRS.
Useful lives
The estimated useful lives for the current and comparative periods are as follows:
•	buildings 10 to 15 years (2015: 10 to 15 years)
•	plant and equipment 10 years (2015: 10 years)
•	fixtures and fittings including computers 4 to 10 years (2015: 4 to 10 years)
•	motor vehicles 4 years (2015: 4 years)
•
mine development, infrastructure and other assets in production, units-of-production method from July 1, 2016 and 11 years on the straight line method for the period January 1, 2016 to June 30, 2016 (2015: 11 years, straight line method)

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
(f)	Inventories
Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies – (continued)
(g)	Impairment
(i)	Non-derivative financial assets (including receivables)
A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A non-derivative financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the absence or disappearance of an active market for a bond or other security. The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a non-derivative financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(ii)	Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
(ii)	Non-financial assets – (continued)
An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(iii)	Impairment of exploration and evaluation (“E&E”) assets
The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.
E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:
•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(h) Employee benefits
(i)	Short-term employee benefits
Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)	Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)

(I)	Share-based payment transactions

(i)	Equity settled share-based payments to employees and directors
The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period or immediately for awards already vested. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.
(ii)	Cash settled share-based payments to employees and directors

The grant date fair value of cash settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. In determining the fair value of a cash settled share-based payment at inception of the transaction and on re-measurement date of the liability, the liability is measured by reference to the listed share price when the option holder has similar rights to a shareholder. The listing price would be adjusted for the present value of the expected dividends if the cash settled share-based payment has no dividend reinvestment option, as the holder would not be entitled to similar rights as a shareholder.
(j)	Provisions
A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as finance cost.
(k)        Site restoration
The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from an increased footprint due to gold production are charged to profit or loss for the year. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
(l)	Revenue
Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.
(m)	Government grants
The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.
(n)	Finance income and finance costs
Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on loans and borrowings and also include commitment costs on overdraft facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.
(o)	Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.
(i)	Current tax
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax also includes withholding tax on dividends paid between companies within the Group.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies – (continued)

(ii)	Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
(p)	Earnings per share
The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 19) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.
(q)  Borrowing cost
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.
Other borrowing costs are expensed in the period in which they are incurred.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

(r) The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:
Standard/Interpretation	Effective date and expected adoption date*
IAS 7
The amendments provide for disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. This includes providing a reconciliation between the opening and closing balances for liabilities arising from financing activities.
The amendment is not expected to result in significant changes other than providing the user of the user with additional disclosure in the financial statements.
January 1, 2017
IAS 12
The amendments provide additional guidance on the existence of deductible temporary differences, which depend solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised.

The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2017
IFRS 15
This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2018
IFRS 9
On July 24, 2014, the IASB issued the final IFRS 9 Financial Instruments Standard, which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This standard is not expected to have a significant impact on the Group as measurement categories are similar to IAS 39 even though the criteria for classification into these categories are significantly different. The IFRS 9 impairment model has also been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model. The change is not expected to increase the provision for bad debts recognised in the Group because of the short gold sales collection period.
The Group will adopt the standard in the first annual period beginning on or after January 1, 2018.
January 1, 2018

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

Standard/Interpretation	Effective date and expected adoption date*
IFRS 2 (Amendments)
The amendments cover three accounting areas:
Measurement of cash-settled share-based payments –The new requirements do not change the cumulative amount of expense that is ultimately recognised, because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.
Classification of share-based payments settled net of tax withholdings –The amendments introduce an exception stating that, for classification purposes, a share-based payment transaction with employees is accounted for as equity-settled if certain criteria are met.
Accounting for a modification of a share-based payment from cash-settled to equity-settled. The amendments clarify the approach that companies are to apply.
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2018
IFRS 16
IFRS 16 was published in January 2016. It sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included on the Statement of Financial position. No significant changes have been included for lessors.
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2019

* Annual periods ending on or after

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:
•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million.
•	Sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by Indigenous Zimbabweans, for $11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the Group were transferred as a dividend in specie to a wholly-owned subsidiary of Caledonia Mining Corporation Plc.

Accounting treatment
The directors of Caledonia Holding Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
-	20% of the 16% shareholding of NIEEF;
-	20% of the 15% shareholding of Fremiro; and
-	100% of the 10% shareholding of the Community Trust.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

• This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
• The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
• The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
• The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Blanket’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2016	Dec, 31 2015
NIEEF	16%	3.2%	12.8%	11,990	11,907
Fremiro	15%	3.0%	12.0%	11,682	11,657
Community Trust	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,788	7,772
	51%	16.2%	24.8%	31,460	31,336

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:
Balance at January 1, 2015	31,336
Interest accrued &	-
Dividends used to repay loans &	-
Balance at December 31, 2015	31,336
Interest accrued &	1,359
Dividends used to repay loans &	(1,235)
Balance at December 31, 2016	31,460

*The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.
& An interest moratorium was placed on all facilitation loans from December 31, 2014 to August 1, 2016. Interest resumed when Blanket Mine’s started paying dividends on August 1, 2016.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A $2 million payment on or before September 30, 2012;
•	A $1 million payment on or before February 28, 2013; and
•	A $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.
Advances made to NIEEF as an advanced dividend loan before 2013 has been settled through Blanket Mine dividend repayments in fiscal 2014.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2015	3,237
Interest accrued	-
Dividends used to repay advance dividends	-
Balance at December 31, 2015	3,237
Interest accrued	133
Dividends used to repay advance dividends	(370)
Balance at December 31, 2016	3,000

Blanket has suspended dividend payments from January 1, 2015 until August 1, 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders were also suspended. A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resumed, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. This was considered a modification that was not beneficial to Blanket’s indigenous shareholders. Dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend.

6 Financial risk management
Overview
The Group has exposure to the following risks from its use of financial instruments:
•	Currency risk (refer note 25)
•	Interest rate risk (refer note 25)
•	Credit risk (refer note 25)
•	Liquidity risk (refer note 25)
This note and note 25 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

6 Financial risk management – (continued)
program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.  On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations and expired in August 2016. As at December 31, 2016 no financial instruments were in place to manage the gold price risk. The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are described below:
(a)	Currency risk
The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. Currency risk on the repayment of the sales and purchases are managed by regular repayments of the outstanding amounts.
(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. Management’s policy is to invest cash in financial institutions with an investment grade credit-rating. The Company has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.
(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year.  The payment terms stipulated in the service delivery contract were adhered to in all circumstances.
(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.
The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

7 Capital Management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2016	2015

Total equity	59,317	50,361

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2016, the Group is not subject to externally imposed capital requirements other than the term loan which is secured by a notarial bond over moveable assets (refer notes 13 and 22) and there has been no change with respect to the overall capital risk management strategy. Management is of the opinion that the capital is sufficient to safeguard its ability to continue as a going concern and maintain operations and exploration potential of the mineral properties.

8 Production costs
	2016	2015

Salaries and wages	12,206	11,908
Consumable materials	16,291	14,479
Site restoration	32	-
Exploration cost not capitalised	408	380
Safety	221	551
On mine administration	2,898	2,701
Other production cost	30	-
	32,086	30,019
9.1 Other income
	2016	2015
Government grant – Gold sale export incentive	1,104	-
Non-refundable deposit – Eersteling Gold Mining Company Limited	120	-
Other	106	110
	1,330	110

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe announced a 2.5% export incentive on the gold proceeds received for all large scale gold mine producers. In terms of the directive the Blanket Mine will receive 2.5% on all proceeds for gold sold to Fidelity Printers and Refiners Limited. As at the approval date of these financial statements all export incentive payments outstanding as at December 31, 2016 were received by Blanket. All incentives granted by the Zimbabwean government were included in other income when determined receivable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

9 Other income (continued)
Non-refundable deposit – Eersteling Gold Mining Company Limited

On July 12, 2016 the Group entered into an agreement to sell the shares and claims of Eersteling Gold Mining Company Limited. On September 19, 2016 in the second addendum to the agreement it was agreed that the Group will receive a non-refundable deposit in addition to the initial agreed sale amount that was agreed upon in July, 2016. As at December 31, 2016 the sale of the shares and claims were not considered highly probable as 100% of the sale of shares and claims receivable and a significant portion of the non-refundable deposit were outstanding and outside of the agreed upon payment dates of the second addendum. Up to December 31, 2016 an amount of $120 was received as part of the non-refundable deposit and was recognised as other income.

9.2 Sale of Treasury Bills

On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in a previous years and the impairment was allowed as a tax deduction.

10 Administrative expense
	2016	2015

Investor relations	543	513
Audit fee	267	240
Legal fee and disbursements	617	452
Advisory services fee	373	355
Listing fees	328	206
Directors fees company	211	191
Directors fees Blanket	48	60
Employee costs	2,803	3,106
Office costs - Zambia	17	716
Other office administration costs	185	547
Unrecoverable VAT expenses and penalties	-	298
Travel costs	484	325
Donation to community	-	58
Eersteling Gold Mine administration costs	111	111
Professional consulting fees	1,276	444
	7,263	7,622

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

11 Finance income and finance costs
Finance income	2016	2015

Interest received – Bank	16	1

Finance cost

Interest paid – Bank	103	49
Interest paid – Capitalised to Property, plant and equipment (note 13)	(103)
Unwinding of rehabilitation provision	25	43
Interest – South African Revenue Service	-	344
Finance charges – Overdraft	167	100
	192	536

12 Tax expense
	2016	2015
Tax recognised in profit or loss

Current tax	3,106	(197)
Income tax– current year	2,414	506
Income tax – Prior year under/(over) provision	49	(1,636)
Withholding tax expense	643	933
Deferred tax expense	4,611	2,567
Origination and reversal of temporary differences	4,611	2,567

Tax expense – recognised in profit or loss	7,717	2,370
Tax recognised in other comprehensive income
Income tax - current year	-	(199)
Tax expense	7,717	2,171
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:	2016	2015

Tax losses carried forward	4,989	*11,500
	4,989	11,150

*Tax losses carried forward in 2015 include an amount of $6,243 relating to losses when Caledonia Mining Corporation was domiciled in Canada. These losses expired after the Company re-domiciled to Jersey, Channel Islands through a process called Continuance and its name changed to Caledonia Mining Corporation Plc.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)
Taxable losses do not expire for the entities incurring taxable losses within the group. Deferred tax assets have not been recognised as future taxable income is not deemed probable to utilise these losses against.
Tax paid	2016	2015

Net income tax receivable/(payable) at January 1	344	(1,617)
Current and withholding (expense)/tax credit	(3,106)	197
Income tax expense recognised through other comprehensive income	-	199
Foreign currency movement	(49)	103
Tax paid	2,466	1,462
Net income tax (payable)/receivable at December 31	(345)	344
Net income tax	2016	2015

Income tax receivable	-	397
Income tax payable	(345)	(53)
Net income tax (payable)/receivable	(345)	344

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)

Reconciliation of tax rate
	2016	2016	2015	2015
	%		%
Profit for the year		11,085		5,590
Total tax expense		7,717		2,370
Profit before tax		18,802		7,960

Income tax at Company's domestic tax rate	*0%	-	26.5%	2,109
Tax rate differences in foreign jurisdictions		6,171		(63)
Foreign currency difference		-		(12)
Net withholding tax		476		317
Deemed interest on loans		-		31
Share-based payments		122		6
Non-deductible South African tax transactions		-		470
Royalties		753		632
Donations		2		15
Other non-deductible expenditure		62		(49)
Under/(over) provision of taxes in prior years		49		(1,636)
Change in unrecognized deferred tax assets		82		550
Tax expense - recognised in profit or loss		7,717		2,370

* The domestic income tax rate of the Company changed from 26.5% to 0% after it re-domiciled from Canada to Jersey Channel Islands.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2016	2015	2016	2015	2016	*2015

Property, plant and equipment	-	-	(17,092)	(12,988)	(17,092)	(12,988)
Provision for obsolete stock	12	-	-	-	12	-
Prepayments	-	-	(3)	(3)	(3)	(3)
Provisions	1,218	733	-	-	1218	733
Assessed losses recognised	-	998	-	-	-	998
Tax assets/ (liabilities)	1,230	1,731	(17,095)	(12,991)	(15,865)	(11,260)

* The deferred tax liability consists of a deferred tax asset of $44 (2015: $58) from the South African operations and a deferred tax liability of $15,909 (2015: $11,318) due to the Zimbabwean operations. The amounts are in different tax jurisdictions and therefore not offsetable and presented separately in the Statement of financial position as a Non-current asset and a Non-current liability. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2016	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2016
Property, plant and equipment	(12,988)	(4,104)	-	(17,092)
Prepayments	(3)	2	(2)	(3)
Provisions	733	477	8	1218
Provision for obsolete stock	-	12	-	12
Assessed loss	998	(998)	-	-
Total	(11,260)	(4,611)	6	(15,865)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)
	Balance January 1, 2015	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2015
Property, plant and equipment	(9,223)	(3,765)	-	(12,988)
Prepayments	(22)	16	3	(3)
Provisions	565	184	(16)	733
Assessed loss recognised	-	998	-	998
Total	(8,680)	(2,567)	(13)	(11,260)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

 13 Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost
Balance at January 1, 2015	7,608	16,888	15,213	20,968	1,192	1,971	63,840
Additions	681	*14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Disposals	-	-	-	(124)	-	(77)	(201)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	31,158	6,224	20,626	1,277	2,069	69,343

Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions**	-	*17,545	739	572	73	230	19,159
Scrappings	-	-	-	-	(502)	-	(502)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Disposals						(55)	(55)
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079

* Included in additions to mine development, infrastructure and other assets is an amount of $557 (2015: $$391) relating to rehabilitation asset capitalised refer note 20.
** Included in additions is an amount of $17,731 (2015:$26,192) relating to capital work in progress (“CWIP”) and contains $103 (2015:$ Nil) of borrowing costs capitalized from the term loan. As at year end $34,086 of CWIP was included in the closing balance (2015:26,152).
*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

There are commitments to purchase plant and equipment totalling $2,122 (2015: $1,376) at year end.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

13 Property, plant and equipment - (continued)

Accumulated depreciation and Impairment losses
Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Disposals	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125

Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Scrappings	-	-	-	-	(502)	-	(502)
Impairments	-	-	-	-	20	-	20
Depreciation for the year	629	699	-	1,705	106	352	3,491
Disposals	-	-	-	-	-	(8)	(8)
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206

Carrying amounts
At December 31, 2015	5,668	27,377	6,224	9,102	281	566	49,218
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

13 Property, plant and equipment - (continued)
Impairment indicators
Management’s budgeted capital expenditure for 2017 is focused on increasing the production capacity at the Blanket Mine (“Investment Plan”).  It was therefore decided to place the satellite properties, GG and Mascot, on care and maintenance until there are sufficient funds to re-commence the planned further exploration and evaluation of the orebodies, gold extraction processes and mining methods at these areas. Due to the impairment indicator, management assessed the recoverability of the investment in these satellite properties and determined that no impairment was required as at December 31, 2016.  The discounted cash flow method was used to calculate the recoverable amount using the assumptions below:
Long-term gold price per oz.	$1,192
Discount rate	20%
Life of mine
- GG	7 yrs
- Mascot	5 yrs
Incremental operational cost per tonne (at 100 tonnes per day)
- GG	$42
- Mascot	$44

14 Inventories
	2016	2015

Consumable stores	6,884	5,739
Gold in process	338	352
	7,222	6,091
Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $862 (2015: $46).
15 Trade and other receivables
	2016	2015

Bullion revenue receivable	1,059	-
VAT receivables	1,901	2,997
Deposits for stores and equipment and other receivables	465	842
	3,425	3,839
The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 25.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

16 Cash and cash equivalents
	2016	2015

Bank balances	14,335	12,568
Cash and cash equivalents in the statement of financial position	14,335	12,568
Bank overdrafts used for cash management purposes	-	(1,688)
Net cash and cash equivalents at year end	14,335	10,880
The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 25.
On August 23, 2016 Blanket Mine arranged an unsecured bank overdraft facility of $2,000 of which full amount was unutilised at December 31, 2016. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate and has a $20 arrangement fee over a 12 month period with a review date of August 31, 2017. The facility is repayable on demand.
17 Share capital
Authorised
Unlimited number of ordinary shares of no par value.
Unlimited number of preference shares of no par value.
	Number of fully paid shares	Amount
Issued ordinary shares
December 31, 2014	52,117,908	54,569
Cancelled*	(39,000)	-
December 31, 2015	52,078,908	54,569
Issued	708,520	433
December 31, 2016	52,787,428	55,002

* 39,000 treasury shares of the Company were cancelled during 2015.
The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group. The group has no preference shares in issue.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

18 Reserves
Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.
Share-based payment reserve
The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenisation shareholders under Blanket’s Indigenisation Transaction (refer Note 5).
Contributed surplus
The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.
Reserves
	2016	2015
Foreign currency translation reserve	(6,258)	(6,520)
Equity settled share-based payment reserve	16,041	15,871
Contributed surplus	132,591	132,591
Total	142,374	141,942
19 Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the year ended December 31, 2016 was based on the adjusted profit attributable to shareholders of $8,288 (2015: $4,679), and a weighted average number of shares outstanding of 52,286,208 (2015: 52,095,087).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

19 Earnings per share – (continued)
Weighted average number of shares
(In number of shares)	Note	2016	2015

Issued share capital at beginning of year	17	52,078,908	52,117,908
Weighted average cancellation during the year		-	(22,821)
Weighted average share issues during the year		207,300	-
Weighted average number of shares at December 31		52,286,208	52,095,087

	2016	2015
Profit attributable to shareholders	8,526	4,779
Blanket Mine Employee Trust Adjustment	(238)	(100)
Adjusted profit attributable to shareholders	8,288	4,679
Basic earnings per share -$	0.16	0.09

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares.  The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

19	Earnings per share – (continued
The calculation of diluted earnings per share at December 31, 2016 was based on the adjusted profit attributable to shareholders of $8,288 (2015: $4,679), and a weighted average number of shares and potentially dilutive shares outstanding of 52,403,635 (2015: 52,203,255), calculated as follows:
Weighted average number of shares
(In number of shares)	2016	2015

Weighted average number of shares at December 31	52,286,208	52,095,087
Effect of dilutive options	117,427	108,169
Weighted average number of shares (diluted) at December 31	52,403,635	52,203,255
Diluted earnings per share - $	0.16	0.09
The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 343,973 (2015: 2,132,751), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.
20	Provisions

Site restoration
Site restoration relates to the net present value of the estimated cost of closing down a mine and site and environmental restoration costs, estimated to be paid up until 2030 for Blanket Mine based on the estimated life of mine. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2016	2015
Balance at January 1,	2,762	2,484
Foreign exchange movement	80 252525	(156)
Unwinding of discount	25	43
Change in estimate during the year
- adjusted through profit or loss	32	-
- adjustment capitalised in Property, plant and equipment	557	391
Balance at December 31,	3,456	2,762

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 0.86% (2015: 1.07%), based on a risk free rate and cash flows estimated at 0% inflation (2015: 0%). The Eersteling mine is under care and maintenance and the provision is not discounted. The gross rehabilitation costs before discounting amounted to $3,159 (2015: $3,006) for Blanket mine and $571 (2015: $459) for Eersteling mine.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

21 Share-based payments
	Note	2016	2015
Equity settled share-based payments	21.1	170	-
Cash settled share-based payments	21.2	618	-
		788	-
21.1 Equity settled share-based payments
At December 31, 2016 the Group has the following Equity settled share-based payment arrangements:
(a) Share option programmes
The Group has established a new Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP.  In accordance with both plans, options are granted at an exercise price equal to the market price of the shares at the date of grant and vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant.  All outstanding option awards that have been granted, pursuant to the plan, vest immediately.
Terms and conditions of share option programmes
The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity settled share based payments under the OEICP will also be settled by physical delivery of shares.  Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.
At December 31, 2016, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	Canadian $
90,000	2.30	Oct 13, 2021
25,000	0.80	Oct 8, 2020
346,400	0.90	Sept 10, 2018
461,400

(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

21 Share-based payments – (continued)

21.1 Equity settled share-based payments – (continued)
The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:
	Number of Options	Weighted Avg. Exercise Price
		Canadian $
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11
Expired or forfeited	(440,000)	1.11
Granted	115,000	0.73
Options outstanding and exercisable at December 31, 2015	2,240,920	1.08
Expired or forfeited	(1,161,000)	1.30
Granted	90,000	2.30
Exercised	(708,520)	0.83
Options outstanding and exercisable at December 31, 2016	461,400	1.17
The weighted average remaining contractual life of the outstanding options is 3.08 years (2015: 2.46 years).
Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

Options granted	90,000	25,000	90,000
Grant date	October 13, 2016	October 7, 2015	December 21, 2015
Risk-free interest rate	0.53%	0.53%	0.53%
Expected stock price volatility (based on historical volatility)	119%	39,6%	41,2%
Expected option life in years	5	5	5
Exercise price	CAD 2.30	CAD 0.80	CAD 0.74
Share price at grant date	CAD 2.30	CAD 0.79	CAD 0.74
Fair value at grant date	USD 1.89	USD 0.27	USD 0.27

During 2016 a share-based payment grant of 90,000 share equity options was made to Mr. J McGloin. The exercise price is determined on the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

21 Share-based payments – (continued)

21.2 Cash settled share-based payments

Certain key management members were granted Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSU’s and PSU’s were granted and approved by the Compensation Committee of the Board of Directors.

The RSU’s will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSU’s vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSU’s have a service condition and a performance period of three years.  The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of PSU’s that will vest will be the PSU granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU’s at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSU’s have rights to dividends only after they have vested.

The fair value of the RSU’s, at the reporting date, were assumed to be the Toronto Stock Exchange (“TSX”) share price at reporting date. The fair value of the PSU’s, at the reporting date, were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the estimated liability.

The following assumptions were used in estimating the fair value of the cash settled share-based payment liability on December 31, 2016:
	RSU’s	PSU’s
Fair value (USD)	$1.10	$1.05
Share price (USD)	$1.10	$1.10
Performance multiplier percentage	-	100%
Dividend yield	-	3.07%
Share units granted up until reporting date:
	RSU’s	PSU’s
Grant - January 11, 2016	303,225	1,212,903
Grant – March 23, 2016	54,839	219,355
Grant – June 8, 2016	25,588	102,353
RSU dividend reinvestments	17,522	-
Total awards at December 31, 2016	401,174	1,534,611

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

22 Loans and borrowings
	2016	2015
Non-current portion of term loan facility	1,577	-
Current portion of term loan facility	1,410	-
	2,987	-
On October 19, 2016 Blanket Mine received $3 million in terms of a term facility with Barclays Bank of Zimbabwe Limited bearing interest at an interest rate of 7.25% per annum and an upfront arrangement fee of $73. The term facility will be paid back over 8 quarterly instalments of $375 starting January 19, 2017. The term facility is secured in terms of a general notarial bond registered over the moveable assets of Blanket Mine to the value of $3,000. The agreement also incorporates an endorsement by the insurer of these movable assets. The endorsement provides Barclays Bank of Zimbabwe Limited with the cession of the insurance cover on the movable assets against all risk insured.
At the inception of the loan the liability was recognised at its fair value plus transaction cost. The imputed finance costs on the liability was determined at an incremental borrowing rate of 7.25%. Finance costs are accounted for in note 11 on the effective interest method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

23     Trade and other payables
	2016	2015

Trade payables	4,536	1,257
Audit fee	173	240
Other payables	343	1,599
Financial liabilities	5,052	3,096
VAT payable and other taxes	242	329
Production and management bonus accrual	1,156	1,792
Other employee benefits	123	114
Leave pay	1,504	1,325
Non-financial liabilities	3,025	3,560
Total	8,077	6,656
The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 25.  Of the production and management bonus accrual at December 31, 2016, $1,156 (2015: $1,289) relates to production bonuses payable to the employees at Blanket.
24     Cash flow information
Non-cash items and information presented separately on the cash flow statement:
	2016	2015
Profit before tax	18,802	7,960
Adjustments for:
Net finance cost *	176	535
Loss on sale of Property, plant and equipment	44	-
Impairment of Property, plant and equipment	20	33
Foreign exchange gains on cash held	(105)	(2,865)
Site restoration	32	-
Share-based payment expense	788	24
Depreciation	3,491	3,322
Write off of inventory	862	46
Cash generated by operations before working capital changes	24,110	9,055
Inventories	(1,990)	375
Prepayments	(99)	(321)
Trade and other receivables	555	(1,472)
Trade and other payables	3,095	1,186
Cash flows from operating activities	25,671	8,823

* Net interest excludes an amount of $103 of interest expenditure capitalised to Property, Plant and equipment (refer note 13). Of the interest capitalised an amount of $43 was paid and included in the interest paid amount on the Cash flow statement.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

25 Financial instruments
i) Credit risk
Exposure to credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:
Carrying amount	December 31, 2016	December 31, 2015

Zimbabwe	1,523	842

Impairment losses
None of the trade and other receivables are past due at year-end. Trade and other receivables have a past history of payment shortly after year end and management identified no factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.
ii) Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities	Carrying amount	12 months or less	1-2 Years
December 31, 2016
Trade and other payables	5,052	5,052	-
Term loan facility	2,987	1,410	1,577
	8,039	6,462	1,577
December 31, 2015	Carrying amount	12 months or less	1-2 Years
Trade and other payables	3,096	3,096	-
Bank overdraft	1,688	1,688	-
	4,784	4,784	-

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

25	Financial instruments (continued)

iii)	Currency risk
The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.
The fluctuation of the US dollar in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Sensitivity analysis
As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2016 USD‘000		2015 USD‘000
	Functional currency		Functional currency
	ZAR	USD	ZAR	CAD
Cash and cash equivalents	457	265	3,874	5,483
Trade and other payables	-	43	-	-
Intercompany balances*	(30,552)	(1,514)	(27,650)	44,390
	(30,095)	(1,206)	(23,776)	49,873

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

25 Financial instruments (continued)
iii) Currency risk (continued)
A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the group:
	2016 USD‘000		2015 USD’000
	Functional currency		Functional currency
	ZAR	USD	ZAR	CAD
Cash and cash equivalents	23	13	194	274
Trade and other payables		2	-	-
Intercompany balances*	(1,527)	(88)	(1,382)	2,219

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminate on consolidation.

iv)	Interest rate risk

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarized as follows:
	2016	2015
Term loan	2,987	-
Cash and cash equivalents	14,335	12,568
Overdraft	-	(1,688)

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s Total comprehensive income for the year, had the rates charged differed.

Sensitivity analysis – Term loan and bank overdraft

	2016	2015
Increase in 100 basis points	30	17
Decrease in 100 basis points	(30)	(17)

Sensitivity analysis – Cash and cash equivalents	2016	2015
Increase in 100 basis points	143	126
Decrease in 100 basis points	(143)	(126)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

25 Financial instruments – (continued)

v)	Gold price risk

In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired during the year.  The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative contract resulted in a loss of $435 that was included in profit or loss. The Company settled the contract with the $435 margin call deposited at the inception of the hedge transaction. Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.
As at December 31, 2016 no financial instruments were in place to manage the gold price risk.
A 5% increase or decrease in the average realised gold price would have increased or decreased Revenue by $3,100 (2015: $2,449).
26 Dividends
	2016	2015

Dividends paid to owners of the Company (Excluding NCI)	2,639	2,504

From January 7, 2014 to October 6, 2015, the Company paid an annual aggregate dividend of six Canadian cents CAD 0.060 per share in quarterly instalments of CAD 0.015 per share. On January 5, 2016 the Company announced that it revised its dividend policy to $0.045 per share per annum, paid in quarterly instalments of $0.01125. On July 5, 2016 the Company announced a 22 percent increase in the quarterly dividend to $ 0.01375 and $ 0.055 per annum. The increased dividend represents Caledonia’s revised dividend policy.
27 Contingencies
The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

28 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2016 the severance payment would have amounted to $4,646 (2015: $3,578). A change in control would constitute:
•	the acquisition of more than 50% of the shares; or
•	the acquisition of right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:
	2016	2015
Key management salaries and bonuses	2,033	2,452
Share-based payments	788	24
	2,821	2,476

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 21). Group entities are set out in note 29.

Refer to note 5 and note 31 for transactions with Non-controlling interests. Refer to note 30 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

29 Group entities
	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
			2016	2015	2016	2015
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	USD	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	USD	Zimbabwe	100	100	-	-
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	(12,793)	(12,585)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(87)	(3,806)
Greenstone Management Services Holdings Limitd (4)	USD	United Kingdom	100	100	13,527	7,846
Maid O’ Mist Proprietary Limited	ZAR	South Africa	100	100	-	-
Mapochs Exploration Proprietary Limited	ZAR	South Africa	100	100	-	-
Caledonia Holdings (Africa) Limited	USD	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	USD	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	USD	Zimbabwe	(2)49	49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	USD	Zimbabwe	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.
(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3)Blanket has no subsidiary companies
(4)On November 18, 2016, the entity’s name changed from Greenstone Management Services Limited to Greenstone Management Services Holdings Limited.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

30 Operating Segments

The Group's operating segments have been identified based on geographic areas.

During 2016 the Group had three reportable segments as described below, which represents the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Head office, Zimbabwe and South Africa. The accounting policies of the reportable segments are the same as described in note 4. The Corporate segment comprise the holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The Zambia segment, relevant to the comparative year, consisted of Nama copper project and cobalt project and was deregistered on September 2, 2015. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2016	*Head office	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total
Revenue	-	61,992	11,348	(11,348)	61,992
Royalties	-	(2,923)	-	-	(2,923)
Production costs	-	(33,081)	(10,185)	11,180	(32,086)
Depreciation	-	(3,733)	(47)	289	(3,491)
Management fee**	-	(3,960)	3,960	-	-
Other income	120	1,194	16	-	1,330
Other expenses	-	(55)	-	-	(55)
Administrative expenses	(4,690)	(128)	(3,119)	674	(7,263)
Share-based payment expenses	(340)	(342)	(106)	-	(788)
Net Foreign exchange gain	22	2	(529)	-	(505)
Margin call on hedge	(435)	-	-	-	(435)
Net finance cost	-	(191)	15	-	(176)
Sale of Blanket Mine treasury bills	-	3,202	-	-	3,202
Profit before tax	(5,323)	21,977	1,353	795	18,802
Tax expense	-	(6,795)	(922)	-	(7,717)
Profit for the year	(5,323)	15,182	431	795	11,085
* Head office reconciles to group accounts.
** Of the management fee $641 was receivable and payable at year end (2015: $280).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

30 Operating Segments – (continued)
2016	Head office	Zimbabwe	South Africa	Inter-group elimination adjustments	Total

Geographic segment assets:
Current (excluding intercompany)	5,050	19,501	1,616	(375)	25,792
Non-current (excluding intercompany)	40	65,824	388	(1,335)	64,917
Additions to property, plant and equipment	-	19,000	36	123	19,159
Intercompany balances	42,871	-	7,080	(49,951)	-

Geographic segment liabilities
Current (excluding intercompany)	(313)	(8,801)	(718)	-	(9,832)
Non-current (excluding intercompany)	-	(20,989)	(517)	-	(21,560)
Intercompany balances	(14,900)	(2,184)	(32,867)	49,951	-

Information about reportable segments 2015	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	9,497	48,978	17,016	-	(26,514)	48,977
Royalties	-	(2,455)	-	-	-	(2,455)
Production costs	-	(30,955)	(12,174)	-	13,110	(30,019)
Depreciation	-	(3,559)	(42)	-	279	(3,322)
Other income	9	55	46	-	-	110
Management fee	-	(4,140)	4,140	-	-	-
Administrative expenses	(5,802)	(118)	(8,135)	(750)	7,183	(7,622)
Share-based payment expense	(24)	-	-	-	-	(24)
Net foreign exchange gain	431	-	2,419	-	-	2,850
Finance income	-	-	1	-	-	1
Finance expense	(344)	(190)	(2)	-	-	(536)
Profit before income tax	3,767	7,616	3,269	(750)	(5,942)	7,960
Tax expense	522	(2,616)	(276)	-	-	(2,370)
Profit after income tax	4,289	5,000	2,993	(750)	(5,942)	5,590

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

30 Operating Segments – (continued)
2015	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:

Current	8,857	10,386	4,918	1	(600)	23,562

Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276

Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193

Intercompany balances	74,007	1,509	7,958	-	(83,474)	-

Geographic segment liabilities

Current	(433)	(6,497)	(1,469)	-	-	(8,397)

Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)

Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

Major customer
Revenues from Fidelity Printers in Zimbabwe amounted to approximately 61,992 (2015: 48,977).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and December 31, 2015
(in thousands of United States dollars, unless indicated otherwise)

31	Non-controlling interests
Blanket Mine (1983) (Private) Limited NCI % - 16.2%
	2016	2015

Current assets	13,151	10,386
Non-current assets	65,823	50,613
Current liabilities	(8,698)	(6,497)
Non-current liabilities	(20,185)	(13,621)
Net assets	50,091	40,881

Carrying amount of NCI	3,708	1,504

Revenue	61,992	48,977
Profit	15,800	5,000
Total comprehensive income	15,800	5,000

Profit allocated to NCI	2,559	811
Dividend paid to NCI	(355)	-
32 Defined Contribution Plan
Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2016 was $567 (2015: $473).

Caledonia Mining Corporation Plc
Additional information

Directors and Officers at March 20, 2017

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (4) (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (4) (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. Johnstone (2) (3) (4) (6) (7)	M. Learmonth (5) (7)
Non-executive Director Gibsons, British Columbia, Canada	Chief Financial Officer Jersey, Channel Islands

J. L. Kelly (1) (2) (3) (5) (7)	M. Mason (5) (7)
Non-executive Director Connecticut, United States of America	VP Corporate Development and Investor Relations London, England

J. Holtzhausen (1) (2) (4) (5) (6) (7)	A. Chester (5)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (5) (7)	Board Committees
Chief Financial Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
(3) Corporate Governance Committee
John McGloin (1) (4) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Disclosure Committee
Bishops Stortford, United Kingdom	(6) Technical Committee (7) Strategic Planning Committee

Caledonia Mining Corporation Plc
Additional information

CORPORATE DIRECTORY as at March 20, 2017
CORPORATE OFFICES	SOLICITORS
Jersey - Head Office	Walkers
Caledonia Mining Corporation Plc 3rd Floor	Jersey, Channel Islands PO Box 72, Walkers House
Weighbridge House	28-34 Hill street, St Helier, Jersey, Channel Islands
St Helier	+44 1534 700 700
Jersey JE2 3NF
South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628 444628834	40 King Street West
South Africa	Toronto, Ontario M5H 3Y4 Canada
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
CAPITALIZATION (March 20, 2017)	Parktown 2193
Authorised: 52,787,428 71 Queen Victoria Street	South Africa
Shares, Warrants and Options Issued: (March 20, 2017)	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Shares: 52,787,428 Tel: +44 20 7653 4000
Options: 461,400	REGISTRAR & TRANSFER AGENT
Computershare
SHARES LISTED	100 University Ave, 8th Floor,
Toronto Stock Exchange Symbol “CAL”	Toronto, Ontario, M5J 2Y1
NASDAQ OTCQX Symbol "CALVF" London “AIM” Market Symbol “CMCL”	Tel:+1 416 263 9483

BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP